RHV Roadshow | 2/17 Live Tweet

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A new lane into private markets opens now with Robinhood Ventures. If you’re joining late, now’s the time: https://x.com/i/broadcasts/1PlKQOMXamVJE https://rbnhd.co/RHV-433disclosure

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Robinhood Ventures Fund I
databricks
MERCOR
Revolut
Airwallex
BOOM
ramp
ŌURA
stripe
*signed and pending close
*RVI has entered into a binding agreement to invest in Stripe Global Holdings, Inc. This investment is expected to close after RVI's IPO but is subject to satisfaction of customary closing conditions that mean there can be no assurance that the closing will occur.
Robinhood Ventures Fund I (the “Company”, “Robinhood Ventures”, “RVI” or “we”) has filed a registration statement (including a preliminary prospectus) on Form N-2 (File Nos. 333-290253 and 811-24119) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The registration statement has not yet been declared effective. The Company’s common shares of beneficial interest may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. You are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. Before you invest, you should read the preliminary prospectus, in particular the “Risk Factors” contained therein, and the other documents the Company has filed (or will file) with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the offering may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Portfolio companies shown include current and pending investments and representative portfolio exposure. Past performance is not indicative of future results.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the platform and products of the Company or this proposed offering.

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Historically, investing in private markets was limited to institutions and the elite, but not anymore. With Robinhood Ventures, you can now get exposure to private companies like the ones listed below 👇

RHV Roadshow | 2/17 Live Tweets – 433 Disclosure Page

Robinhood Ventures Fund I

433 Disclosure

Disclosure

Robinhood Ventures Fund I ("RVI" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. See the prospectus here.

Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.

RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private "Frontier Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities

A "Frontier Company" means a private company that, in the Adviser's view, is a best-in-class, growing business operating at the cutting edge of its sector or industry. A company is "best-in-class" if the Adviser believes it has one or more competitive advantages relative to other companies in its sector.

There can be no assurance that RVI's investment in the companies presented herein will be profitable. Past performance is no guarantee of future results. The portion of RVI's portfolio allocated to each company presented herein may fluctuate over time, and therefore the performance of each company may not bear materially on the performance of RVI. RVI holdings are subject to change.

Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.